
February 20, 2024

Lee E. Beckelman
Chief Financial Officer
Smart Sand, Inc.
28420 Hardy Toll Road, Suite 130
Spring, Texas 77373

> **Re: Smart Sand, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-37936**

Dear Lee E. Beckelman:

We have reviewed your February 8, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2. Properties, page 40

1.   We note the draft mineral property disclosure that has been submitted with your February 8, 2024 response letter. Please confirm that in subsequent annual filings you will include a description of the cut-off grade, or minimum quality characteristics, in the footnotes to the reserve table for each material mining operation, as required by Item 1304(d)(1) of Regulation S-K, and that the New Auburn and Hixton locations will be included in your summary map, as required by Item 1303(b)(1) of Regulation S-K.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation